EXHIBIT 12.1

AIRTRAN HOLDINGS, INC.
EXHIBIT 12.1 – STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (dollars in thousands)

	Year Ended December 31,
	2004	2005	2006	2007	2008	2009
Income (loss) before taxes and cumulative effect of change in accounting principle	$18,023	$15,007	$24,307	$83,948	$(300,750)	$135,339
Add: Total fixed charges (per below)	140,843	171,483	213,146	242,893	242,071	233,717
Less: Interest capitalized during the period	(10,768)	(16,107)	(18,651)	(13,710)	(7,707)	(1,692)
Earnings	$148,098	$170,383	$218,802	$313,131	$(66,386)	$367,364

Interest (including amortization of debt discount)	$28,425	$35,518	$56,352	$81,904	$85,479	$83,967
Interest portion of rent expense	112,418	135,965	156,794	160,989	156,592	149,750
Fixed charges	$140,843	$171,483	$213,146	$242,893	$242,071	$233,717

Ratio of earnings to fixed charges	1.1	1.0	1.0	1.3	*	1.6

(	*)	For the year ended December 31, 2008, our earnings were insufficient to cover our fixed charges by $308.5 million.